Motus GI Holdings, Inc.

1301 East Broward Boulevard, 3rd Floor

Ft. Lauderdale, FL 33301

March 24, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Motus GI Holdings, Inc.
Registration Statement on Form S-3 (File No. 333-254343)
Filed on March 16, 2021

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Motus GI Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at 4:30 p.m., Eastern Time, on March 26, 2021, or as soon as practicable thereafter.

Please call Steven M. Skolnick of Lowenstein Sandler LLP at (973) 597-2476 to confirm the effectiveness of the Registration Statement or with any questions.

[Signature page follows.]

Very truly yours,

MOTUS GI HOLDINGS, INC.

By:	/s/ Andrew Taylor
Name:	Andrew Taylor
Title:	Chief Financial Officer